Exhibit 99.1

Skeena Increases Indicated Resource at Snip to

823,000 Gold Ounces Representing a 237% Increase

Vancouver, BC (September 5, 2023) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce an updated Mineral Resource Estimate (“MRE”) for the 100% owned Snip Gold Project (“Snip” or the “Project”) located in the Golden Triangle of British Columbia. Effective September 5, 2023, the updated MRE incorporates an additional 307 drillholes totaling 46,268 metres, enhancements to the geological interpretation, resource estimation methods, long hole mining method parameters, and updated metallurgical process recoveries.

2023 Snip MRE Highlights:

•	Updated MRE of 823,000 ounces grading 9.35 g/t Au in the Indicated category and 114,000 ounces grading 7.10 g/t Au in the Inferred category

•	An increase of 579,000 Au ounces in the Indicated Resource, representing a growth of 237% since the 2020 MRE

•	2021 and 2022 drilling programs heightened confidence of historical drilling data and improved certainty in continuity of the ore body

•	Metallurgical recovery increased to 96% from 90%

Randy Reichert, Skeena’s President & CEO commented “With the successful conversion of over 570,000 gold ounces to the Indicated category, we are very pleased with the updated Mineral Resource Estimate for Snip. This Resource will form the basis of a detailed engineering study with project economics, which we anticipate being released in H1 2024. The study will demonstrate the potential benefits of adding Snip mineralization to the Eskay Creek Project as a satellite operation, likely including an increased mine life and improved concentrate payabilities at Eskay Creek. We look forward to continuing to unlock value for all stakeholders as we advance the Project.”

Table 1: 2023 Indicated and Inferred Underground Resource Reported in Veins Contained Within Long Hole Stope Optimized Shapes Created at a 2.5 g/t Au Cut-off Grade

Category	Domain	Tonnes (‘000)	Contained Grade Au (g/t)	Contained Ounces Au (‘000)
Indicated	Main - V	850	9.59	262
	Main - S	1,718	9.28	513
	Twin West	171	8.69	48
Total Indicated		2,739	9.35	823
Inferred	Main - V	115	7.38	27
	Main - S	323	6.22	65
	Twin West	61	11.02	22
Total Inferred		499	7.10	114

Table 2: 2020 vs 2023 Resource Comparison

2023 Snip Resource
Category	Tonnes (000)	Contained Grade Au (g/t)	Contained Ounces Au (000)
Total Indicated	2,739	9.35	823
Total Inferred	499	7.10	114

2020 Snip Resource
Category	Tonnes (000)	Contained Grade Au (g/t)	Contained Ounces Au (000)
Total Indicated	539	14	244
Total Inferred	942	13.3	402

2020 vs 2023 Resource Comparison
Category	Tonnes (000)	Contained Grade Au (g/t)	Contained Ounces Au (000)
Total Indicated	408%	-33%	237%
Total Inferred	-47%	-47%	-72%

Resource Discussion

Infill drilling programs were undertaken during 2021 and 2022 by Skeena and the Company’s former partner Hochschild Mining, respectively. A total of 238 drill holes totaling 35,891 metres were completed by Skeena and 69 drill holes totaling 10,377 metres were completed by Hochschild. The 307 holes and 46,268 metres of infill drilling defined new zones of mineralization, expanded existing veins laterally, confirmed vein continuity interpretation, and upgraded variogram range confidence. The drilling programs also drilled in areas previously untested by Skeena to validate historical assays and potentially upgrade classification in those areas.

Table 3: Underground Scenario Assumptions for Determining Cut-off Grades With Reasonable Prospects of Eventual Economic Extraction Assuming Long Hole Mining Method

Input Parameters	Value	Unit
Gold Price	1,700	US Dollars per Ounce
Exchange Rate	1.3	CAD:USD
Metallurgical Recovery	96	Percent
Royalty	1	Percent
Selling Cost	18.50	CAD Dollars per Ounce
Mining Cost	115	CAD Dollars per Tonne
Process Cost	29	CAD Dollars per Tonne
G&A Cost	17	CAD Dollars per Tonne
All-in Cost	161	CAD Dollars per Tonne
Mining Method	N/A	Longhole: 10 m H x 5 m L x 2 m W Dip: 55 - 90 degrees 1 m offset to UG workings
Cut-off Grade	2.5	Grams per tonne (g/t)

Removal of 40 metre QAQC buffer

In the 2020 MRE, a 40 metre omnidirectional 3-D buffer was created around the Skeena holes drilled during 2016 to 2019 as these recent holes contained QAQC data, whereas the historical assays had no other preserved data to substantiate the results. The 2020 classification strategy forced all Indicated Resources that were qualified by adequate drill spacing outside of this 40 metre buffer to be downgraded to Inferred Resources.

During the 2021 and 2022 infill drilling programs, 28 twin drill holes totaling 3,318 metres were drilled to validate the historical drill intercepts. Comparative vein intervals and gold grades were captured in both the original and twin holes. Corresponding vein interval statistics demonstrated proper correlations between the historical fire assays and the twin hole fire assays. This has enabled the historical drill hole data to be used during the grade estimation process without additional constraints.

Specific Gravity

In the 2020 MRE, two density values were applied to the model; a value of 2.78 g/cm3 for vein mineralization, and 2.86 g/cm3 for the Biotite Spotted Unit (“BSU”). An additional 1,770 specific gravity measurements were incorporated into the 2023 model, which were reassessed within their appropriate lithology and vein units. The 2023 MRE utilized a value of 2.91 g/cm3 for vein mineralization, and 2.84 g/cm3 for the BSU.

Application of Dynamic Anisotropy

Veins were estimated in Skeena’s 2020 MRE using the single-search ellipsoid of the variogram. In the 2023 update, dynamic anisotropy (“DA”) was used for the larger veins showing good continuity, whereby the search ellipse was adjusted on a block-by-block basis using a surface that defines the overall folded orientation of the veins. DA allows the estimator to select composite intervals that are in the most suitable orientation, thereby resulting in an estimate that is locally more accurate and more in line with the original vein model interpretation.

Expected Economic Study

The Company expects to release a detailed engineering study with project economics on Snip in H1 2024. The study will highlight Snip as a potential satellite operation, providing feed to a centralized mill at Eskay Creek. Skeena expects the additional clean, high-grade mineralization from Snip to further bolster the mine life at Eskay Creek and likely reduce smelter penalties.

Table 4: Reminder of Near-Term Value-Generating Catalysts for Skeena

Catalyst	Expected Completion Date
Updated Mineral Resource Estimate for Eskay Creek	☒ Completed Q2 2023
Increased Land Package Surrounding Eskay Creek	☒ Completed Q3 2023
Updated Mineral Resource Estimate for Snip	☒ Completed Q3 2023
Metallurgical Optimization & Simplified Flowsheet at Eskay Creek	☐ Expected Q3 2023
Exploration Results from Eskay Creek	☐ Expected Q3/Q4 2023
Definitive Feasibility Study for Eskay Creek	☐ Expected Q4 2023
Maiden Engineering Study for Snip	☐ Expected H1 2024

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the Eskay Creek and Snip Projects, two past-producing mines located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag. Skeena is currently continuing exploration drilling and plans on releasing a Definitive Feasibility Study for Eskay Creek in Q4 2023.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com
Office Phone: +1 604 684 8725
Company Website: www.skeenaresources.com

Qualified Persons

The Independent and Qualified Person for the Snip MRE is Ms. Sheila Ulansky P.Geo., of SRK Consulting (Canada) Inc. (Vancouver), who has reviewed, validated, and approved the Snip MRE as well as the technical disclosure in this release. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo., Senior Vice President, Exploration & Resource Development, is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Snip 2023 MRE Notes

The Mineral Resources disclosed in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards on Mineral Resources and Reserves definitions, and guidelines prepared by the CIM standing committee on reserve definition and adopted by the CIM council.

•	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of these Mineral Resources estimated will be converted into mineral reserves.

•	As defined by NI 43-101, the Independent and Qualified Person for the Snip MRE is Ms. Sheila Ulansky P.Geo., of SRK Consulting (Canada) Inc. who has reviewed and validated the Snip MRE.

•	The effective date of the MRE is September 5, 2023.

•	The close out date of the Snip database was June 29, 2023.

•	In accordance with NI 43-101 recommendations, the number of metric tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

•	Estimates use metric units (metres, tonnes and g/t). Metal contents are presented in troy ounces (metric tonne x grade / 31.10348)

•	Reasonable prospects for eventual economic extraction were determined by means of applying stope optimization parameters summarized in Table 3. Resources are reported in-situ and undiluted within the veins contained within potentially economical and minable underground long hole stope shapes.

•	The underground cut-off grade for the long hole mining method was calculated to be 2.5 g/t Au. Cut-off grades must be re-evaluated considering prevailing market conditions (including gold prices, exchange rates and costs).

•	Cut-off grades are based on a metal price of US$1,700/oz Au and gold recovery of 96%.

•	Mineral Resources have been depleted to account for past production and exclude mineralization within a 1 m buffer around historical underground developments. This 1 m exclusion zone is low and will need to be expanded in future resource estimates.

•	An additional 307 drill holes for a total meterage of 46,268 m has been included into this estimate since the 2020 Maiden Mineral Resource.

•	Two block models (Main Zone and Twin West Zone) were created using 4 x 4 x 4 m parent block sizes and 0.5 x 0.5 x 0.5 x 0.5 m subblocks.

•	Block tonnage was estimated from volumes using a density of 2.91 g/cm3 for all lithologies except the unmineralized BSU which used a density of 2.84 g/cm3.

•	Three mineralization domains were created to constrain the estimate: V, S and TW. The V and S domains are a collection of veins that occur in the Main Twin Zone, whereas TW domain is a series of veins in the Twin West Zone.

•	A total of 94 veins were modelled: 13 V-Veins, 71 S-Veins and 10 TW-Veins.

•	The vein model was created in Leapfrog GeoTM using composite intervals greater than or equal to 1.0 g/t Au if following interpreted structures and displaying mineralization continuity. Locally, lower grades were included in the veins if continuity was displayed. Local minor edits were done in Vulcan.

•	Assays were composited to 1.5 m honoring vein domain boundaries. To handle partial interval lengths, composites were distributed equally.

•	Grade capping was performed on vein coded composites. Gold capping ranged from 40 – 350 g/t in the V-Veins, 100 – 215 g/t in the S-Veins and 45 – 110 g/t in the TW-Veins.

•	Gold variograms were used to determine the spatial relationship of grade over distance.

•	Maximum continuity in the V-Veins, S-Veins, and TW-Veins was 50 m, 55 m, and 45 m, respectively.

•	Ordinary Kriging was used for the estimation of gold in all vein domains using the 1.5 m equally distributed composites and honouring hard vein boundaries. Composite lengths of less than 0.1 m were excluded from the estimate.

•	In the V- and -S veins that were continuous and greater than 237,000 tonnes, and TW-veins greater than 100,000 tonnes, a DA surface was utilized during estimation to honour locally varying vein orientations.

•	Mineral Resources were estimated using three passes having increased variogram range-based search radii. Pass 1, 2, and 3 used variogram ranges of 2/3 range, range, and 2 times the range respectively. A 4th Pass was used for global statistical reporting and was not used in Classification.

•	Indicated and Inferred Resources were classified according to the following scheme:

o	The Indicated category is defined by blocks interpolated during Pass 1 and 2 only, using a minimum of 3 drill holes, and an average distance of less than 35 metres (approximately 70% of the average variogram range).

o	The Inferred category is defined by blocks interpolated during Pass 1, 2 and 3, using a minimum of 2 drill holes and an average distance less than 75 metres (approximately 50% more than the average variogram range)

o	Blocks were locally reclassified to reduce “spotted” Indicated resources within Inferred resources and vice versa.

•	Neither the company, nor GRE, is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect this mineral resource.

•	The quantity and grade of reported Inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to redefine the Inferred mineral resources as Indicated mineral resources. It is uncertain if further exploration will result in upgrading them to the indicated mineral resources category.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “progressing towards”, “in search of”, “targets”, “is projected”, “plans to”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “often”, “likely”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, the potential impact of the Definitive Feasibility Study for Eskay Creek, and the Maiden Engineering Study for Snip on the anticipated mine life and/or the conversion of resource ounces from the Inferred to Indicated categories or from Measured or Indicated categories to the Reserve category, estimated project capital and operating costs, potential reductions in process plant capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development generally and specifically in relation to the potential for additional mineralization in the recently increased land package. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 22, 2023. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, the AIF dated March 22, 2023, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Cautionary note to U.S. Investors concerning estimates of mineral Reserves and mineral Resources

Skeena’s mineral Reserves and mineral Resources included or incorporated by reference herein have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”). Skeena is not currently subject to the SEC Modernization Rules. Accordingly, Skeena’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Skeena prepared the information under the standards adopted under the SEC Modernization Rules.

In addition, investors are cautioned not to assume that any part or all of Skeena’s mineral Resources constitute or will be converted into Reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral Resources that Skeena reports are or will be economically or legally mineable. Further, “inferred mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral Resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information presented herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.